EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			23,053,689

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 23, 2006	1,008,548	880,390	23,934,079
February 2, 2006	125,000	102,900	24,036,979
May 10, 2006	120,864	34,056	24,071,035
June 7, 2006	275,000	34,945	24,105,980

Loss for the period	$1,485,463
Weighted average shares	24,105,980
Net Loss per share	$(0.06)